UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ROKA BIOSCIENCE, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

775431109

(CUSIP Number)

July 29, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775431109

(1)	Names of reporting persons. I.R.S. Identification Nos. of Above Persons (entities only): Hologic, Inc. 04-2902449
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware, United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 903,256*
(6) Shared voting power: 0*
(7) Sole dispositive power: 903,256*
(8) Shared dispositive power: 0*
(9)	Aggregate amount beneficially owned by each reporting person: 903,256*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in Row (9): 5.1%*
(12)	Type of reporting person (see instructions): CO

*	As of July 29, 2014, Hologic, Inc., a Delaware corporation (“Hologic”), held 903,256 shares of common stock, par value $0.001 per share (the “Common Shares”) of Roka Bioscience, Inc., a Delaware corporation (the “Company”), through Hologic’s wholly owned subsidiary, Gen-Probe Incorporated, a Delaware corporation (“Gen-Probe”). As the sole stockholder of Gen-Probe, Hologic is in a position indirectly to determine the investment and voting decisions made by Gen-Probe. Based upon information set forth in the Company’s prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission on July 16, 2014, there were 17,631,596 Common Shares outstanding as of July 22, 2014. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Hologic is deemed to beneficially own 903,256 Common Shares, or 5.1% of the Common Shares deemed issued and outstanding as of July 29, 2014.

Item 1(a).	Name Of Issuer: Roka Bioscience, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

20 Independence Boulevard

Warren, New Jersey 07059

Item 2(a).	Name of Person Filing:

Hologic, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

35 Crosby Drive

Bedford, Massachusetts 01730

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share.

Item 2(e).	CUSIP No.: 775431109

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned	903,256	*

(b) Percent of Class:	5.1	%*

(c) Number of Shares as to which the person has:

(i) sole power to vote or to direct the vote	903,256	*

(ii) shared power to vote or to direct the vote	0	*

(iii) sole power to dispose or to direct the disposition of	903,256	*

(iv) shared power to dispose or to direct the disposition of	0	*

*	As of July 29, 2014, Hologic, Inc., a Delaware corporation (“Hologic”), held 903,256 shares of common stock, par value $0.001 per share (the “Common Shares”) of Roka Bioscience, Inc., a

Delaware corporation (the “Company”), through Hologic’s wholly owned subsidiary, Gen-Probe Incorporated, a Delaware corporation (“Gen-Probe”). As the sole stockholder of Gen-Probe, Hologic is in a position indirectly to determine the investment and voting decisions made by Gen-Probe. Based upon information set forth in the Company’s prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission on July 16, 2014, there were 17,631,596 Common Shares outstanding as of July 22, 2014. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Hologic is deemed to beneficially own 903,256 Common Shares, or 5.1% of the Common Shares deemed issued and outstanding as of July 29, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2014

HOLOGIC, INC.

By:	/s/ Mark J. Casey
Name:	Mark J. Casey
Title:	Senior Vice President, Chief Administrative Officer, General Counsel & Secretary

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

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